SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. NA)*

Century Realty Trust

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

156671-10-9

(CUSIP Number)

David Eades
1701 Broadmoor Drive, Suite 200
Champaign, IL 61821
271-359-7031

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2002

(Date of Event which Requires Filing of this Statement)


CUSIP No. 156671-10-9


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
David C. Eades

2.
Check the Appropriate Box if a Member of a Group
(a) X
(b)

3.
SEC Use Only


4.
Source of Funds
PF

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.
Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by
Each Reporting Person With
7.
Sole Voting Power
83,300

8.
Shared Voting Power
31,300

9.
Sole Dispositive Power
83,300

10.
Shared Dispositive Power
31,300

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
114,600

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.
Percent of Class Represented by Amount in Row (11)
6.6%

14.
Type of Reporting Person
IN


CUSIP No. 156671-10-9

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jane Y. Eades

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.
SEC Use Only

4.
Source of Funds
PF

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)

6.
Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by
Each Reporting Person With
7.
Sole Voting Power
10,000

8.
Shared Voting Power
104,600

9.
Sole Dispositive Power
10,000

10.
Shared Dispositive Power
104,600

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
114,600

12.
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares


13.
Percent of Class Represented by Amount in Row (11)
6.6%

14.
Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER
This Schedule 13D relates to Shares of Beneficial Interest (the "Shares") of Century Realty Trust (the "Company"). The address of the Company's principal executive office is 320 Meridian Street, Suite 823, Indianapolis, IN 46204.

ITEM 2. IDENTITY AND BACKGROUND
(a) David C. Eades
(b) 1701 Broadmoor Drive, Suite 200, Champaign, IL 61821
(c) Managing General Partner
Regency Associates Limited Partnership
1701 Broadmoor Drive, Suite 200, Champaign, IL 61821
(d) No
(e) No
(f) USA

(a) Jane Y. Eades
(b) 5 Lyndhurst Place, Champaign, IL 61820
(c) Retired
(d) No
(e) No
(f) USA

(a) The Eades Foundation, an Illinois charitable trust
(b) 1701 Broadmoor Drive, Suite 200, Champaign, IL 61821
(c) NA
(d) No
(e) No

(a) Helen Virginia Eades Trust, and Indiana trust
(b) 330 Cross Pointe Boulevard, Evansville IN 47715-2736
(c) NA
(d) No
(e) No

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Purchases by David C. Eades since the previous report were made with personal funds of $192,369.
Purchases by The Eades Foundation since the previous report were made with personal funds of $74,684.

ITEM 4. PURPOSE OF TRANSACTION
Purchases of the Company's securities were primarily for investment. There have also been discussions regarding the possibility of a merger between one or more businesses controlled by David C. Eades and the Company. These discussions have not produced any agreement. It is possible that future discussions might reach an agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
David C. Eades
(a) 114,600/6.6%
(b) Sole power to vote and dispose of 83,100 shares. Power to vote and dispose of 5,000 shares owned by Helen Virginia Eades Trust is shared with James R. McKinney as trustees of this entity. Power to vote and dispose of 16,300 shares owned by The Eades Foundation is shared by David C. Eades and Jane Y. Eades as trustees of this entity. Also included are 10,000 shares owned by Jane Y. Eades individually, for which David C. Eades disclaims beneficial ownership.
(c) 1,100 shares were purchased by David C. Eades individually on April 25, 2002 at $11.25 per share on the Nasdaq Small Cap Market. 5,000 shares were purchased by The Eades Foundation between April 19 and April 24, 2002 at $11.30 per share on the Nasdaq Small Cap Market.
(d) NA
(e) NA

Jane Y. Eades
(a) 114,600/6.6%
(b) Sole power to vote and dispose of 10,000 shares (includes 4,000 shares owned by the mother of Jane Y. Eades for which Jane Y. Eades has sole voting power pursuant to a power of attorney). Power to vote and dispose of 16,300 shares owned by The Eades Foundation is shared by David C. Eades and Jane Y. Eades as trustees of this entity. Also included are 83,100 shares owned by David C. Eades individually, for which Jane Y. Eades disclaims beneficial ownership.
(c) 1,100 shares were purchased by David C. Eades individually on April 25, 2002 at $11.25 per share on the Nasdaq Small Cap Market. 5,000 shares were purchased by The Eades Foundation between April 19 and April 24, 2002 at $11.30 per share on the Nasdaq Small Cap Market.
(d) NA
(e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
David C. Eades and Jane Y. Eades, husband and wife, have agreed that this Schedule 13D shall be filed jointly. A copy of the agreement was provided as Exhibit A with Schedule 13D filed April 20, 2001, Accession Number 0001013816-01-000041.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
NA

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2002

/s/ David C. Eades
------------------
David C. Eades


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2002


/s/ Jane Y. Eades
------------------
Jane Y. Eades